August 6, 2025

Russell Skibsted
Chief Financial Officer
Processa Pharmaceuticals, Inc.
601 21st Street, Suite 300
Vero Beach, FL, 32960

       Re: Processa Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 31, 2025
           File No. 001-39531
Dear Russell Skibsted:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
General

1. Please revise the preliminary proxy statement to fill in the number of authorized shares in proposal number 1 and the reverse stock split ratios in proposal number 2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences